FRANKLIN OGELE, P.A.

Attorney at Law

Apex Companies

245 Park Avenue, 39th FL

New York, NY 10167

Phone: 212 803 8124 / Fax: 862 772 3985

Mobile / Cell 973 277 4239

www.ogelelaw.com / Email: fogele@msn.com

Bar Admissions: New York & New Jersey

November 25, 2019

Board of Directors

Ohia Development Corp

73-1089 Mahilani Drive

Kailua Kona, Hawaii, 96740

To the Board of Directors:

I have acted as counsel to Ohia Development Corp (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 5 million shares of the Company’s Common Stock.

In connection with the opinion contained herein, I have examined the offering statement, the articles of incorporation (as amended) and bylaws, the minutes of meetings of the Company’s board of directors, as well as all other documents necessary to render an opinion.

In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, I am of the opinion that the common shares being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

I further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ Franklin Ogele

Franklin Ogele